                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 ---------------
                                   SCHEDULE TO

                      TENDER OFFER STATEMENT UNDER SECTION
           14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                          URBAN SHOPPING CENTERS, INC.
                       (NAME OF SUBJECT COMPANY (ISSUER))

                           RODAMCO NORTH AMERICA N.V.
                           RODAMCO NORTH AMERICA B.V.
                            HEXALON REAL ESTATE, INC.
                             HEAD ACQUISITION, L.P.
                             HEAD ACQUISITION CORP.
                      (NAMES OF FILING PERSONS (OFFERORS))

                     Common Stock, par value $0.01 per share
           (Including the Associated Preferred Stock Purchase Rights)
                         (TITLE OF CLASS OF SECURITIES)

                                   917060 10 5
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                                 ---------------

                                 Gerald E. Egan
                             Chief Executive Officer
                            Hexalon Real Estate, Inc.
                      950 East Paces Ferry Road, Suite 2275
                             Atlanta, Georgia 30326
                            Telephone: (404) 226-9910
             (NAME,ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
               TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF
                                 FILING PERSONS)
                                 ---------------
                                   COPIES TO:

       Steven J. Gavin, Esq.                         Edward J. Schneidman, Esq.
       Winston & Strawn                              Mayer, Brown & Platt
       35 West Wacker Drive                          190 South LaSalle Street
       Chicago, Illinois  60601                      Chicago, Illinois 60603
       Telephone: (312) 558-5600                     Telephone: (312) 782-0600


[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1.

[_]  issuer tender offer subject to Rule 13e-4.

[ ] going-private transaction subject to Rule 13e-3.

[_]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

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FOR IMMEDIATE RELEASE


RODAMCO NORTH AMERICA N.V. SIGNS DEFINITIVE AGREEMENT TO ACQUIRE URBAN SHOPPING
     CENTERS, INC. IN US$3.4 BILLION TRANSACTION

 --The New RNA Will Be Twice the Size and a Fully Integrated, Self-Managed Regional Mall Leader --

CHICAGO, SEPTEMBER 25/PRNEWSWIRE/ -- RODAMCO NORTH AMERICA N.V. ("RNA") (AMEX:
RDMA), a leading Dutch-based U.S. regional mall property company, and URBAN SHOPPING CENTERS, INC. ("URBAN") (NYSE: URB), a leading owner and operator of premier regional malls in the United States, jointly announced today that they have signed a definitive agreement providing for RNA's acquisition of all of Urban's outstanding shares of capital stock for US$48 per share in cash. The total value of the all-cash transaction, including the assumption of Urban's debt, totals US$3.4 billion. Both RNA's Supervisory Board and Urban's Board of Directors have approved the transaction. The two companies expect to proceed with an all-cash tender offer within the next week and expect to close the transaction in November. RNA management believes the transaction will be immediately accretive to its earnings per share.

"This acquisition will transform RNA into a fully integrated, self-managed company," said Gerald E. Egan, Chief Executive Officer of RNA. "Urban's strengths in property management and leasing will enable RNA to replace functions that we previously outsourced to third-party companies. These strengths will give us the capability to reduce costs and maximize the value of our current portfolio."

Egan emphasized, "This is a rare opportunity to bring together two companies with regional mall portfolios of extraordinary quality. Portfolio sales per square foot are expected to be approximately US$445 on a pro forma basis in 2000, which we believe will be one of the highest in the industry. With the completion of this acquisition, RNA will become the third largest regional mall company in the United States, more than doubling in size to approximately US$7 billion in assets, with far greater geographic diversification throughout the United States than we had before. Considering the ideal fit between the two companies' portfolios, with virtually no overlap in their organizational structures, we believe the integration will be fairly seamless."

Matthew S. Dominski, Chief Executive Officer of Urban, commented, "RNA and Urban combine two regional mall leaders with high quality properties and a long-standing commitment to superior service. The US$48 price provides our shareholders with a 39% premium to today's closing price of US$34.44 per share. This transaction not only provides an attractive value for Urban shareholders, it is also good for our employees. We expect Urban's employees to continue with the new company."

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Egan said the acquisition builds on RNA's strategy to focus on its core business of high quality regional malls in the United States. RNA currently has interests in 16 regional shopping malls totaling approximately 20 million square feet with properties in 11 states. After the acquisition, RNA will have a combined portfolio of 36 regional malls totaling 40 million square feet with properties in 15 states.

RNA's newly combined portfolio will include such landmark properties as: Water Tower Place in Chicago, Copley Place in Boston, Houston Galleria in Houston, San Francisco Shopping Center in San Francisco, Century City Shopping Center in Los Angeles, Perimeter Mall in Atlanta, Florida Mall in Orlando, and Garden State Plaza in Paramus, New Jersey.

Gerald Egan will continue as Chief Executive Officer of the newly merged entity. Egan commented, "Our new combined management team will have strong depth and expertise, with leaders from both companies assuming key positions. We are very pleased that Urban's Matthew Dominski and Adam Metz, President of Urban, will be an integral part of our management team." Egan noted that the Supervisory and Management boards of RNA will remain unchanged. RNA's U.S. operations will be headquartered in Chicago.

The original founders of Urban, which in the aggregate currently own a 35% interest in Urban on a fully diluted basis, will retain a non-controlling minority interest in the Urban portfolio. The original founders of Urban have agreed to vote in favor of the acquisition as part of the definitive agreement.

The tender offer will be subject to certain customary conditions; however, the tender offer is not subject to a financing condition.

Chase Securities Inc. is the exclusive financial advisor to RNA in this transaction as well as the sole lead arranger and book manager for the acquisition financing. The Chase Manhattan Bank has committed to provide RNA acquisition financing of US$1.66 billion, allowing RNA to fund 100% of the acquisition price and working capital requirements. Morgan Stanley Dean Witter has acted as financial advisor to the Urban Board and has issued a fairness opinion in connection with the proposed transaction.

         RREEF is the exclusive investment advisor to RNA.

         PROFILE: RNA

Rodamco North America N.V. is a major property investment company operating in the United States and is one of the largest property companies quoted on the Official Market of the Amsterdam Exchanges. During the past few years, RNA has been involved in a de-merger process from the former Rodamco, in which it has focused on building a portfolio of high quality regional malls in the United States.


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The company owns interests in 16 regional shopping malls located across the
United States, the 745 Fifth Avenue office building in New York City, and investments in private ventures. As of the end of its financial year ended February 29, 2000, real estate assets were valued at approximately US$2.5 billion and comprised approximately 75% of RNA's investment portfolio by value. The private venture portfolio consists of investments in six private real estate companies. For its first quarter ended May 31, 2000, RNA profits increased 5% on a 9% increase in rental income from its regional shopping mall portfolio.

         PROFILE: URBAN SHOPPING CENTERS, INC.

Urban is a self-administered real estate investment trust (REIT) and is a U.S. leader in the regional shopping mall industry. Urban is headquartered in Chicago and has over 2,200 employees. The company went public in October 1993 at a price of US$23.50 per share, and its stock is listed on the New York Stock Exchange and the Chicago Stock Exchange. Urban's annual dividend is currently US$2.36 per share.

Urban, through its predecessor companies, has been in the shopping center business for over 30 years and currently owns interests in 25 retail properties, primarily regional malls throughout the United States. These properties comprise more than 20 million square feet of retail space, making Urban one of the largest regional mall property companies in the United States. During the past five years, Urban has generated approximately 11% average annual growth in funds available for distribution. For its second quarter ended June 30, 2000, Urban's diluted funds available for distribution increased 11.5%, as sales per square foot increased 6% to US$429.


The tender offer for the outstanding shares of urban stock described in this announcement has not yet commenced, and this announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer will be made only through purchaser's offer to purchase and the related letter of transmittal. We urge investors and security holders to read the following documents when they become available, regarding the tender offer (described above), because they will contain important information:


- Purchaser's tender offer statement on schedule to including the offer to purchase, letter of transmittal and notice of guaranteed delivery.

-        Urban's solicitation/recommendation statement on schedule 14d-9.

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These documents and amendments to these documents will be filed with the United
States Securities and Exchange Commission when the tender offer commences. When these and other documents are filed with the SEC, they may be obtained free at the SEC's web site at www.sec.gov. You may also obtain for free each of these documents (when available) from the information agent for the offer, to be announced.

Safe Harbor Statement. Certain statements set forth herein or incorporated by reference herein from the company's filings under the Securities Exchange Act of 1934, as amended, contain forward-looking statements, including, without limitation, statements relating to the timing and anticipated capital expenditures of the company's development programs and acquisitions. Although the company believes that the expectations reflected in such forward looking statements are based on reasonable assumptions, the actual results may differ materially from that set forth in the forward-looking statements. Certain factors that might cause such differences include general economic conditions, local real estate conditions, construction delays due to the unavailability of construction materials, weather conditions or other delays beyond the control of the company. Consequently, such forward-looking statements should be regarded solely as reflections of the company's current operating, development and acquisition plans and estimates. These plans and estimates are subject to revision from time to time as additional information becomes available, and actual results may differ from those indicated in the referenced statements.

SOURCE Urban Shopping Centers, Inc.

CONTACT: Astrid van der Put, 3110-2242037, or Dan Weaver, CFO, 404-995-7260, both of Rodamco North America N.V.; Matthew Dominski, CEO, 312-915-1025, or Adam Metz, President, 312-915-3568, both of Urban Shopping Centers; Investor Relations, Carina Hamaker of First Financial, 3120-5754010; or Larry Stein, 312-640-6794; or Diane Rohlin, 312-640-6748, both of The Financial Relations Board